Exhibit 99.58

GRANDE WEST TO PRESENT AT THE 13TH ANNUAL LD MICRO MAIN EVENT CONFERENCE

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – December 3, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it will be presenting at the 13th annual LD Micro Main Event investor conference on Monday, December 14 at 9:20AM PST / 12:20 EST. CEO William Trainer will be presenting to a live, virtual audience.

Register here: ve.mysequire.com/

The Main Event will feature a new and unique format, with companies presenting for 10 minutes, followed by 10 minutes of Q&A by a panel of investors and analysts.

“The time has finally come to do something different in the virtual conference world. Let’s see if we can pull off something that can be enjoyed by both executives and investors alike,” stated Chris Lahiji, Founder of LD, now a wholly owned subsidiary of SRAX, Inc.

The Main Event will take place on December 14th and 15th, exclusively on the Sequire Virtual Events platform.

John LaGourgue, VP Corporate Development stated, “The Company always enjoys presenting and attending the LD Micro Main Event. Their platform has been an excellent venue to meet up with exceptional institutional and private investors.”

View Grande West’s profile here: http://www.ldmicro.com/profile/BUS.V

Profiles powered by LD Micro

About LD Micro/SEQUIRE

LD Micro began in 2006 with the sole purpose of being an independent resource to the microcap world. What started as a newsletter highlighting unique companies, has transformed into the pre-emi nent event platform in the space. For more information, please visit ldmicro.com.

The upcoming Main Event will be highlighting a new format that will benefit both executives and the investors tuning in from all over the globe.

In September 2020, LD Micro. Inc. was acquired by SRAX, Inc., a financial technology company that unlocks data and insights for publicly traded companies. Through its premier investor intelligence and communications platform, Sequire, companies can track their investors’ behaviors and trends and use those insights to engage current and potential investors across marketing channels. For more in formation on SRAX, visit srax.com and mysequire.com.

Source: Grande West via LD Micro

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built VicinityTM medium and heavy-duty buses available in electric, CNG, gas and clean diesel drive systems. The Vicinity LightningTM EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

www.vicinitybus.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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